Exhibit 99.1

Merger to Form Fiat Chrysler Automobiles N.V. Completed - FCA Debuts on the NYSE

Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU) announced today that on October 12, 2014, the merger of Fiat S.p.A. with and into FCA (formerly Fiat Investments N.V.) (the “Merger”) became effective. FCA is now the holding company for the Fiat Chrysler Group.

In connection with the Merger, FCA issued 1,167,181,255 common shares for allotment to Fiat shareholders on the basis of the Merger exchange ratio of one (1) FCA common share for each Fiat ordinary share. In addition FCA will own 35,000,000 common shares formerly constituting the share capital of Fiat Investments N.V. as treasury shares. FCA also issued 408,941,767 special voting shares to eligible Fiat shareholders who elected to participate in FCA’s loyalty voting program. The total number of common and special voting shares constituting the share capital of FCA is therefore 1,611,123,022

FCA common shares have been admitted to listing on the NYSE and on Mercato Telematico Azionario (MTA) and will commence trading on the NYSE today at 9:30 a.m. EDT, 15:30 CET, and shortly thereafter on the MTA.

Upon effectiveness of the Merger, the Board of Directors of FCA became comprised of the following members: John Elkann, Sergio Marchionne, Andrea Agnelli, Tiberto Brandolini d’Adda, Glenn Earle, Valerie A. Mars, Ruth J. Simmons, Ronald L. Thompson, Patience Wheatcroft, Stephen M. Wolf and Ermenegildo Zegna.

Today the Board of Directors of FCA resolved to appoint John Elkann as Chairman of FCA and Sergio Marchionne as Chief Executive Officer.

The Board also appointed Ronald L. Thompson as Senior Non-executive Director and appointed from among its members an Audit Committee, a Compensation Committee and a Governance and Sustainability Committee. Glenn Earle (Chair), Ronald L. Thompson and Patience Wheatcroft were appointed as members of the Audit Committee. Stephen M. Wolf (Chair), Valerie A. Mars and Ermenegildo Zegna were appointed as members of the Compensation Committee. John Elkann (Chair), Patience Wheatcroft and Ruth J. Simmons were appointed as members of the Governance and Sustainability Committee.

Fiat Chrysler Automobiles N.V. London, United Kingdom

“The formal creation of Fiat Chrysler Automobiles and its debut on the New York Stock Exchange is a historic moment,” said FCA Chairman, John Elkann. “Today, building on the foundations and aspirations of Fiat S.p.A. and Chrysler Group LLC, we are beginning a completely new phase that will see our Group play a major role in the future of the global automotive industry. We are ready to embrace this ambitious challenge with determination.”

FCA Chief Executive Officer Sergio Marchionne said: “Our listing today on Wall Street is the culmination of five-and-a-half years’ work to achieve an extraordinary union. FCA has set upon an aggressive course, in pursuit of the goals we laid out during our Investor Day on May 6. The path we have chosen is not the path of least resistance. We have embraced the spirit of the explorer, strengthened by the pursuit of challenge and an appreciation of diversity. FCA’s listing marks the hard-won arrival at a destination. Yet, like so many milestones, it is not simply an ending, but, above all, a new beginning. Today marks the beginning of our journey as one global automaker, one FCA.”

London, October 13, 2014

This document does not constitute an offer to exchange, sell or buy securities.

An offer of securities in the United States pursuant to the transaction described herein was made through a prospectus which is part of a registration statement which was declared effective by the US Securities and Exchange Commission (“SEC”) on July 8, 2014. FCA shareholders who are US persons or are located in the United States are advised to read the registration statement because it contains important information relating to the transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Fiat Investments’ SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, FCA will make the prospectus available for free to shareholders in the United States

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation (in each case, in Italy or abroad), production difficulties, including capacity and supply constraints and many other risks and uncertainties, most of which are outside of the Group’s control.